[redacted]

08005904

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca

FILE NUMBER 67952-00001

November 3, 2008

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

2008 NOV 17 A 11:25

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
jss

PROCESSED
NOV 19 2008
THOMSON REUTERS

Encs.

dlw 11/17

Davis:4015078.1

Date: November 3, 2008

RECEIVED

2008 NOV 17 A 11: 2

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		**Date Filed**
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	Form 6 - Changes Regarding Directors filed October 17, 2008 Form 3 - Change of Registered Office Address filed on September 30, 2008 Form 3 - Change of Registered Office Address filed on October 15, 2008

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	Notice of Change of Head Office Extra-territorial Corporation filed October 17, 2008

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), Multilateral Instrument 52-109, Certification of Disclosure in Companies' Annual and Interim Financial Statements and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under MI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under MI 52-109	N/A
(f)	News Releases	November 3, 2008
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

	and Management's Information Circular	
(j)	Form 45-106F1, Report of Exempt Distribution	N/A
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :**

	Document Name or Information	**Date Filed**
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	November 3, 2008
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A

(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	
	(i) Audited annual financial statements and auditors' report thereon and	N/A
	(ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No. 82-35102

Industry Canada Industrie Canada
Corporations Canada Corporations Canada

Form 6

Changes Regarding Directors

(Sections 106 and 113(1) of the CBCA)

Subsection 113(1) of the *Canada Business Corporations Act* (CBCA) requires a corporation to send Form 6 to Corporations Canada within 15 days of any change involving a director of the corporation.

If the space available at Items 3, 4, 5 and 6 is insufficient, please attach information, on a separate piece of paper, to the form.

INSTRUCTIONS

5 At least 25 per cent of the directors of a corporation must be Canadian residents. If a corporation has less than four directors, at least one director must be a Canadian resident (subsection 105(3) of the CBCA).

However, the board of directors of corporations operating in uranium mining, book publishing and distribution, book sale or film and video distribution must be comprised of a majority of Canadian residents (subsection 105(3.1) of the CBCA).

If the number of directors is not the same as the number fixed in, or is not within the maximum and minimum number set out in, the corporation's articles, you must also file Articles of Amendment (Form 4) to effect a change. There is a filing fee of $200 for Articles of Amendment (paragraph 173(1)(m) and subsection 177(1) of the CBCA).

7 Declaration

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General

A director named in the notice filed by the corporation is presumed for the purposes of the CBCA to be a director of the corporation.

The information you provide in this document is collected under the authority of the CBCA and will be stored in personal information bank number IC/PPU-049. Personal information that you provide is protected under the provisions of the *Privacy Act*. However, public disclosure pursuant to section 266 of the CBCA is permitted under the *Privacy Act*.

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at **http://corporationscanada.ic.gc.ca** or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

File documents online:

Corporations Canada Online Filing Centre:
http://corporationscanada.ic.gc.ca

Or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

1 Corporation name

Paragon Minerals Corporation

2 Corporation number (as it appears on the certificate)

435868-6

3 The following person(s) is (are) newly appointed director(s)

FIRST NAME	LAST NAME	EFFECTIVE DATE Y	M	D

4 The following person(s) ceased to be director(s)

FIRST NAME	LAST NAME	EFFECTIVE DATE Y	M	D

5 Members of the board of directors (list all board members including newly appointed director(s))

FIRST NAME LAST NAME	RESIDENTIAL ADDRESS (must be a street address)	CANADIAN RESIDENT (Yes/No)
David W. Adamson	1500-701 West Georgia Street Vancouver, BC V7Y 1C6 Canada	Y
Michael J. Vande Guchte	1500-701 West Georgia Street Vancouver, BC V7Y 1C6 Canada	Y
J. Garfield MacVeigh	1500-701 West Georgia Street Vancouver, BC V7Y 1C6 Canada	Y
Gordon J. Soneff	291 Darlington Cresent Edmonton, AB T6M 2R9 Canada	Y

6 Change of address of a director

FIRST NAME LAST NAME	RESIDENTIAL ADDRESS

7 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

Michael J. Vande Guchte — PRINT NAME

(604) 629-2353 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

Exemption No. 82-35102

Industry Canada / Industrie Canada
Corporations Canada / Corporations Canada

Form 3

Change of Registered Office Address

(Section 19 of the CBCA)

Subsection 19(4) of the *Canada Business Corporations Act* (CBCA) requires a corporation to send Form 3 to Corporations Canada within 15 days of any change to its registered office address.

INSTRUCTIONS

3 If the registered office address changes to another province, this form must be accompanied by Articles of Amendment (Form 4) and the filing fee of $200 (paragraph 173(1)(b) and subsection 177(1) of the CBCA).

5 Declaration

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).
For example:
- a director of the corporation;
- an authorized officer of the corporation; or
- an authorized agent.

General

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at http://corporationscanada.ic.gc.ca or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

1 Corporation name

Paragon Minerals Corporation

2 Corporation number (as it appears on the certificate)

4 3 5 8 6 8 - 6

3 New registered office address (must be a street address)

1500-701 West Georgia Street
NUMBER AND STREET NAME

Vancouver	BC	V7Y 1C6
CITY	PROVINCE/TERRITORY	POSTAL CODE

4 Mailing address (if different from the registered office)

SAME AS ABOVE [✓]

ATTENTION OF

NUMBER AND STREET NAME

CITY | PROVINCE/TERRITORY | POSTAL CODE

* Change in error on September 30
- Resubmitted Form 3 (attached) on October 15/2008
Mike VG.

File documents online:
Corporations Canada Online Filing Centre:
http://corporationscanada.ic.gc.ca

Or send documents by mail:
Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

5 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

[signature]
SIGNATURE

Michael Vande Guchte — PRINT NAME
(604) 629-2353 — TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 3420 (2004/11)

Canada

OCTOBER 15/2008

Exemption No. 82-35102

Industry Canada | Industrie Canada
Corporations Canada | Corporations Canada

Form 3

Change of Registered Office Address

(Section 19 of the CBCA)

Subsection 19(4) of the *Canada Business Corporations Act* (CBCA) requires a corporation to send Form 3 to Corporations Canada within 15 days of any change to its registered office address.

INSTRUCTIONS

[3] If the registered office address changes to another province, this form must be accompanied by Articles of Amendment (Form 4) and the filing fee of $200 (paragraph 173(1)(b) and subsection 177(1) of the CBCA).

[5] Declaration

This form may be signed by any individual who has the relevant knowledge of the corporation and who is authorized by the directors (subsection 262.1(2) of the CBCA).

For example:

- a **director** of the corporation;
- an **authorized officer** of the corporation; or
- an **authorized agent**.

General

If you require more information, please visit the Forms, Policies, Fees and Legislation section of our Web site at **http://corporationscanada.ic.gc.ca** or contact us at (613) 941-9042 or toll-free at 1 866 333-5556.

1 Corporation name

Paragon Minerals Corporation

2 Corporation number (as it appears on the certificate)

435868-6

3 New registered office address (must be a street address)

Suite 2800 - 666 Burrard Street
NUMBER AND STREET NAME

Vancouver | BC | V6C 2Z7
CITY | PROVINCE/TERRITORY | POSTAL CODE

4 Mailing address (if different from the registered office)

SAME AS ABOVE ☑

ATTENTION OF

NUMBER AND STREET NAME

CITY | PROVINCE/TERRITORY | POSTAL CODE

File documents online:

Corporations Canada Online Filing Centre: http://corporationscanada.ic.gc.ca

Or send documents by mail:

Director, Corporations Canada
Jean Edmonds Tower South
9th Floor
365 Laurier Ave. West
Ottawa ON K1A 0C8

By Facsimile:
(613) 941-0999

5 Declaration

I hereby certify that I have the relevant knowledge of the corporation, and that I am authorized to sign and submit this form.

SIGNATURE

Michael J. Vande Guchte | (604) 629-2353
PRINT NAME | TELEPHONE NUMBER

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or both (subsection 250(1) of the CBCA).

IC 3420 (2004/11)

Canada

Nunavut

FORM 22
BUSINESS CORPORATIONS ACT
NOTICE OF CHANGE OF HEAD OFFICE EXTRA-TERRITORIAL CORPORATION
FORMULE 22
LOI SUR LES SOCIÉTÉS PAR ACTIONS
AVIS DE CHANGEMENT DE SIÈGE SOCIAL D'UNE SOCIÉTÉ EXTRATERRITORIALE

FILED-DÉPÔT
No.:
Date:
DEPUTY/REGISTRAR OF CORPORATIONS REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

Paragon Minerals Corporation

2) Postal and street address of head office (including postal code) — Adresse du siège social (y compris le code postal)

1500-701 West Georgia Street
Vancouver, BC
V7Y 1C6

FILED 2008 NOV 17 A 11:27

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
October 15, 2008	[signature]	Director, CEO

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR **PR08-13 October 30, 2008**

Paragon Continues to Intersect Precious Metal-Rich Massive Sulphides at Lemarchant Prospect, South Tally Pond VMS Project

- 5.92% zinc, 2.19% lead, 0.68% copper, 102.7 g/t silver and 2.14 g/t gold over 8.1 metres –

Paragon Minerals Corporation (PGR-TSX.V) is pleased to provide an update on drilling at its 100%-owned South Tally Pond VMS Project located in central Newfoundland. Drilling by Paragon has identified significant precious metal-rich base metal massive sulphide (zinc-lead-copper) mineralization at the Lemarchant prospect.

Six new holes have now been completed at Lemarchant. The drilling has further defined the massive sulphide mineralization intersected between sections 101N and 104N; and extended the base metal semi-massive sulphide mineralization to the northwest to section 106N. Drill highlights include:

Drillhole	Section	From (m)	To (m)	Interval (m)*	Zinc (%)	Lead (%)	Copper (%)	Silver (g/t)	Gold (g/t)
LM08-32	102N	232.9	237.6	4.7	1.68	trace	0.09	1.4	0.07
LM08-33	**103N**	**219.2**	**246.0**	**26.8**	**4.98**	**0.93**	**0.48**	**37.70**	**0.83**
including		**229.7**	**237.8**	**8.1**	**5.92**	**2.19**	**0.68**	**102.70**	**2.14**
LM08-34	102N	174.3	175.3	1.0	1.88	0.29	0.20	7.19	0.09
LM08-35	106N	Hole abandoned due to drilling difficulties before target depth							
LM08-36	106N	Hole abandoned due to drilling difficulties before target depth							
LM08-37	**106N**	**296.2**	**299.2**	**3.0**	**9.32**	**0.45**	**0.97**	**16.10**	**0.26**
		312.7	377.7	65.0	0.34	0.03	0.04	0.73	0.02
		377.1	**383.1**	**5.4**	**3.96**	**0.01**	**0.62**	**2.90**	**0.08**

* intervals interpreted to be near true width.

Drillholes LM08-32 and LM08-34 (Section 102N) intersected disseminated and stringer base metal mineralization in altered rhyolite 80 metres and 235 metres in the up dip direction, respectively of the base metal massive sulphides intersected in LM07-14 (5.26% zinc, 1.52% lead, 1.06% copper, 92.56 g/t silver, 0.85 g/t gold over 5.4 metres).

Drillhole LM08-33 (Section 103N) intersected 26.8 metres of semi-massive to massive sulphides 50 metres in the up-dip direction of the base metal massive sulphides intersected in LM07-15 (9.46% zinc, 2.13% lead, 0.81% copper, 73.44g/t silver, 1.85 g/t gold over 14.6 metres).

Drillhole LM08-37 (Section 106N), the most northwesterly drill hole at the Lemarchant Prospect, intersected 2.3 metres of semi-massive base metal sulphide mineralization. The sulphide zone is underlain by a 70.4 metre thick interval of footwall-style stringer base metal mineralization in strongly altered felsic volcanic rocks. The upper margin of the sulphide zone appears to be truncated by a shallow, west dipping fault zone. The mineralized zone is interpreted to be open along strike and down-dip.

"We continue to be very encouraged with the drilling results from the Lemarchant base metal prospect. The recent drilling has extended the base metal sulphide mineralization to the northwest and it remains open in both directions. The semi-massive to massive sulphides intersected to date have similar characteristics including a significant barite component, suggestive that this may be a continuous sulphide lens" stated Michael Vande Guchte, President and CEO of Paragon Minerals Corporation. To-date, wide-space drilling (100 metres sections) has outlined the base metal sulphide mineralization over a 500 metres length. Paragon will complete its drill program at South Tally Pond in mid-November with four more drill holes planned at the Lemarchant Prospect.

The South Tally Pond Project is located in the same volcanic belt and has strong similarities to the rocks that host Teck-Cominco's Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The region is also host to the world-class Buchans Mining Camp which produced 16.2 Mt of ore at an average grade of 14.5% zinc, 7.6% lead, 1.3% copper, 126 g/t silver and 1.37 g/t gold. Paragon has a camp size land position covering 33,550 hectares immediately southwest of the Duck Pond Mine. The project is under option from Altius Resources Inc., whereby Paragon can earn a 100% interest in the property.

Results and maps will be available on the Company website at http://www.paragonminerals.com

---

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. The company and exploration partners are focused on gold and base metal exploration in Eastern Canada, specifically within the Province of Newfoundland and Labrador. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person - *The South Tally Pond project work is being carried out and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern analytical labs in Springdale, NL from sawn NQ-sized half core sections. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 27-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of natural diamond drill core. Check assays are currently pending for holes LM08-32 to 37. Control samples conformed to the accepted contained grades of base metals and gold. Some aberrations were noted with the silver (Ag) assay values of the control sample where assay grades for Ag ran 10% lower than the acceptable lower limit for the standard. Paragon, in conjunction with the assay lab, is working to address this discrepancy.*

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

For more information, contact Bill Cavalluzzo, VP Investor Relations or Michael Vande Guchte, President & CEO (604) 629-2353
Paragon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6

END